SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON JANUARY 27, 2012, DRAWN UP IN SUMMARY FORMAT.

Corporate Registry (NIRE): 35300396090

Corporate Taxpayers’ ID (CNPJ): 33.042.730/0001-04

1.         Date:               January 27, 2012.

2.         Time:              05:00 p.m.

3.         Venue:            Av. Brigadeiro Faria Lima, nº 3400 – 20º andar, in the city and state of São Paulo.

4.        Attendance:    Benjamin Steinbruch (Chairman), Jacks Rabinovich, Fernando Perrone, Antonio Francisco dos Santos and Yoshiaki Nakano– Board Members; and Claudia Maria Sarti –  General Secretary for the Board of Directors. The meeting was held through a conference call.

5.        Agenda: The Board of Directors (“Board”), in compliance with the provisions of article 19, item XVI of the Bylaws, approved by unanimous vote of attending members, (i) the acquisition, through its wholly owned subsidiary CSN Steel S.L. (“CSN Steel”), of all the shares (“Shares) of the Spanish companies (a) Dankerena Guipúzcoa, S.L. (“Dankerena”) and Grupo Alfonso Gallardo Thüringen, S.L.U. (“Thüringen”), holding companies that together hold 100% of the capital stock of the German company Stahlwerk Thüringen GmbH (“SWT”), a manufacturer of long steel located in Unterwellenborn, Germany, specialized in the production of steel profiles with installed production capacity of 1.1 million tonnes per year; (b) Gallardo Sections S.L.U. (“Gallardo Sections”), a trader of SWT’s products, all of them held by Grupo Alfonso Gallardo, S.L.U. (“Grupo AG”). The total amount of the transaction was EUR482.5 million, under the assumption of zero indebtedness. (ii) the Company to sign a comfort letter (Sponsorship Letter) in behalf of the companies of the AG Group that act as sellers of the Shares, doing everything that is possible to ensure that CSN Steel complies with the obligations resulting from its agreement with the AG Group; (iii) the Company to contract a loan through CSN Steel with the following main features: (a) Total amount: EUR 120,000,000.00; (b) Lenders: Banco Bilbao Vizcaya Argentaria, S.A., Banco Santander, S.A., Banco Español de Crédito, S.A., Bankia, S.A., Banco Popular Español, S.A., Banco Caixa Geral, S.A., Caixa Banco de Investimento, S.A. Sucursal Financeira Exterior and Caixabank, S.A.; (c) Loan term: Up to eight years; (d) Allocation of funds: Partial financing of the acquisition mentioned in item (i) above and payment of the commissions agreed upon such financing; (iv) the provision of a guarantee by the Company in behalf of the Lenders to ensure that CSN Steel complies with its obligations resulting from the loan mentioned in item (iii) above; (v) the appointment of Messrs. Enéas Garcia Diniz, Marcelo Martins da Fonseca and Mário Henrique Melillo as Managing Directors and Messrs. José Maria Lopes da Silva, Edgard Torres dos Reis Filho, Ubiratã Teixeira de Lima and Antídia Juncal dos Santos Ribeiro as members of the Supervisory Board of SWT and Messrs. Enéas Garcia Diniz, Marcelo Martins da Fonseca and Mário Henrique Melillo as Managing Directors of Gallardo Sections, Dankerena and Thüringen. The Company’s Executive Management is authorized to negotiate all the terms and perform all the acts necessary for the implementation of above-mentioned resolutions, as well as, in accordance with the provisions of the Bylaws, to sign all contracts, share transfer instruments and any other documents necessary or related to the acquisition, contracting of credit lines and guarantees approved hereby, as well as, to take all necessary measures before the proper authorities both in Brazil and Germany. Having no further business to be discussed, the meeting was closed and these minutes were drawn up, read, agreed and signed by all attending members.

This is a free translation of the original minutes filed at the Company’s headquarters.

Claudia Maria Sarti

General Secretary for the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 06, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.